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SEC FILE NUMBER
8-44112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas, 14th Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer — (866) 789-0736 extension 1008
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

1750 Tysons Blvd., Suite 800	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KW 4/3

OATH OR AFFIRMATION

We, Michael Curcio and Shane Mulron, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Securities LLC (the "Company"), as of and for the year ended December 31, 2011, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Curcio
Chief Executive Officer
E*TRADE Securities LLC

2/24/12
Date

Notary Public

MELODIE L. STRAWN
Notary Public, State of New York
Registration #01ST6184801
Qualified in New York County
Commission Expires April 7, 2012

Shane Mulron
Chief Financial Officer
E*TRADE Securities LLC

2/24/12
Date

Notary Public

MELODIE L. STRAWN
Notary Public, State of New York
Registration #01ST6184801
Qualified in New York County
Commission Expires April 7, 2012

Deloitte

E*TRADE SECURITIES LLC

(SEC ID. NO. 8-44112)

Statement of Financial Condition
as of December 31, 2011 and Independent
Auditors' Report and Supplemental
Report on Internal Control

E*TRADE SECURITIES LLC

(SEC ID. NO. 8-44112)

Statement of Financial Condition as of December 31, 2011 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT.**

Deloitte.

Deloitte LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
E*TRADE Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of E*TRADE Securities LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Securities LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition as a whole. The supplemental schedules g, h, i, o and p are presented for the purpose of additional analysis and are not a required part of the statement of financial condition, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the statement of financial condition. Such schedules have been subjected to the auditing procedures applied in our audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects when considered in relation to the statement of financial condition as a whole.

As discussed in Note 4 to the financial statements, during 2011, E*TRADE Financial Corporation and the Company changed their intercompany accounting policy related to internally developed software, whereby such software is now acquired by the Company and capitalized on its statement of financial condition.

Deloitte & Touche LLP

February 27, 2012

E*TRADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011
(In thousands)

ASSETS

Cash and equivalents	$	221,158
Goodwill		1,615,243
Other intangibles, net		262,396
Internally developed software, net		85,331
Receivables from Parent and affiliated companies		9,895
Other assets		15,608
TOTAL ASSETS	$	2,209,631

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Deferred tax liabilities, net	$	242,301
Reserves for legal and regulatory matters		35,610
Income tax payable		12,159
Payables to brokers and dealers		11,648
Accrued compensation and benefits		10,137
Payables to affiliated companies		4,973
Other liabilities		6,948
Total liabilities		323,776
MEMBER'S EQUITY		1,885,855
TOTAL LIABITIES AND MEMBER'S EQUITY	$	2,209,631

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – E*TRADE Securities LLC (the "Company"), is a wholly owned direct subsidiary of E*TRADE Bank (the "Bank"), which is an indirect wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent"). The Company, a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is registered with the Commodity Futures Trading Commission as an introducing broker under the Commodity Exchange Act and is a member of the National Futures Association.

The Company clears its customer transactions through E*TRADE Clearing LLC ("E*TRADE Clearing"), a wholly owned direct subsidiary of the Bank, on a fully disclosed basis under an introducing broker-dealer relationship. These clearing services are provided to the Company under an agreement (the "Clearing Agreement").

Nature of Operations – The Company is a provider of brokerage services primarily to retail customers. Such services include automated order placement and execution of market and limit equity orders, futures, options, exchange-traded funds, mutual funds, bond orders and the access to buy, sell and hold foreign equities in local currencies in six international markets, including Canada, France, Germany, Hong Kong, Japan and the United Kingdom. The Company also offers online services such as quick transfer, wireless account access, extended hours trading, quotes, research and advanced planning tools.

Use of Estimates – The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the periods presented. Actual results could differ from management's estimates. Certain significant accounting policies are noteworthy because they are based on estimates and assumptions that require complex and subjective judgments by management. Changes in these estimates or assumptions could materially impact the Company's financial condition. Material estimates in which management believes near-term changes could reasonably occur include: estimates of effective tax rates; deferred taxes and valuation allowances; fair value measurements; and valuation of goodwill and other intangibles.

Cash and Equivalents – The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase to be cash equivalents.

Goodwill and Other Intangibles, net – Goodwill and other intangibles, net represents the excess of the purchase price over the fair value of net tangible assets acquired through the Company's business combinations. The Company tests goodwill and intangible assets for impairment on at least an annual basis or when events or changes indicate the carrying value of an asset may not be recoverable. The Company evaluates the remaining useful lives of other intangible assets with finite lives each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Internally developed software, net – The costs of internally developed software that qualify for capitalization are included in the internally developed software, net line item. For qualifying internal-use software costs, capitalization begins when the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that future economic benefits are less than probable. Technology development costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization treatment are expensed as incurred.

Income Taxes – Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement purposes than for tax return purposes. Deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is more likely than not that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. Uncertain tax positions are only recognized to the extent they satisfy the accounting for uncertain tax positions criteria included in the income taxes accounting guidance, which states that in order to recognize an uncertain tax position it must be more likely than not that it will be sustained upon examination. For uncertain tax positions, tax benefit is recognized for cases in which it is more than fifty percent likely of being sustained on ultimate settlement. See Note 6—Income Taxes.

Fair Value – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or other accounting guidance.

Estimated Fair Value of Financial Instruments – The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash and equivalents, receivables from and payables to brokers, dealers, receivables from and payables to Parent and affiliated companies, other assets and other liabilities to be reasonable estimates of fair value.

Share-Based Payments – The Company participates in its Parent's share-based employee compensation plans. The Parent and the Company record share-based payments expense in accordance with the stock compensation accounting guidance. The Company records compensation cost at the grant date fair value of a share-based payment award over the vesting period less estimated forfeitures. Additionally, the Company elected to use the alternative transition method provided for calculating the tax effects of share-based compensation pursuant to the stock compensation accounting guidance.

New Accounting and Disclosure Guidance – Below is the new accounting and disclosure guidance that relate to activities in which the Company is engaged.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs

In May 2011, the FASB amended the accounting and disclosure guidance related to fair value measurements. The amended guidance will result in common fair value measurement and disclosure requirements in GAAP and IFRSs. The amended guidance changes the wording used to describe certain requirements in GAAP for measuring fair value and for disclosing information about fair value measurement. The amended accounting guidance became effective January 1, 2012 for the Company, and will be applied prospectively. The adoption of the amended guidance did not have a material impact on the Company's statement of financial condition.

Testing Goodwill for Impairment

In September 2011, the FASB amended the guidance on testing goodwill for impairment. The amended guidance provides an option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is impaired as a basis for determining if further testing of goodwill for impairment is necessary. The amended guidance became effective January 1, 2012 for the Company. The adoption of the amended accounting guidance will not have a material impact on the Company's statement of financial condition.

2. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS

Receivables from brokers and dealers of $0.4 million represent commission receivables from third party broker-dealers and are included in other assets on the statement of financial condition. Payables to brokers and dealers of $11.6 million primarily represent net payables arising from unsettled trades.

3. GOODWILL AND OTHER INTANGIBLES, NET

The Company performed an annual test of goodwill for impairment and deemed that no adjustment was necessary. At December 31, 2011, the Company held goodwill at a carrying value of $1.6 billion.

Intangible assets with finite lives, which are primarily amortized on an accelerated basis, consist of the following (dollars in thousands):

	Weighted Average Original Useful Life (Years)	Weighted Average Remaining Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Amount
Customer list	20.0	13.8	$ 434,804	$(172,408)	$ 262,396

4. INTERNALLY DEVELOPED SOFTWARE, NET

The Company and the Parent have a Financial Master Services Agreement ("MSA"). Under the terms of the MSA, the Parent provides software development services to the Company. Prior to 2011, all software development services provided to the Company by the Parent, that could be capitalized under the internal-use software accounting guidance, were capitalized at the Parent and subsequently charged to the Company as the assets were amortized over their estimated useful lives of approximately four years.

During 2011, the Company and the Parent revised the terms of the MSA. In connection with this change, the Company paid the Parent $87.8 million for internally developed software, net of amortization, specifically attributable to the Company. At December 31, 2011, the Company had $85.3 million of internally developed software, net on the statement of financial condition.

Internally developed software are carried at cost and amortized on a straight-line basis over estimated useful lives of four years. Included in the capitalized internally developed software at December 31, 2011, is $26.8 million of costs associated with internal software in the process of development for which amortization has not begun.

5. RELATED PARTY TRANSACTIONS

Under the terms of the MSA, the Parent provides the Company with technology infrastructure, back-office operations, facilities, and general and administrative support.

The Company receives operational services, including management assistance and other support from E*TRADE Brokerage Services, Inc., an affiliated company.

Pursuant to the Clearing Agreement with E*TRADE Clearing, the Company has a clearing deposit of $5.1 million, which is recorded in other assets on the statement of financial condition. E*TRADE Clearing is entitled to certain fees for the clearance and settlement of introduced customer security transactions. A portion of these fees were allocated by the Company to various international affiliates, who are indirect wholly owned subsidiaries of the Parent, under service agreements. E*TRADE Clearing collects commissions and related fees from customers of the Company and remits such amounts to the Company. At December 31, 2011, the receivable from E*TRADE Clearing of $9.0 million represents a portion of the December 2011 collections. This amount is recorded in receivables from Parent and affiliated companies in the statement of financial condition.

The Company offers sweep products, collectively the Sweep Deposit Accounts ("SDA"), that transfer certain customer balances to the Bank and other unaffiliated companies. The Bank carries these balances as customer deposits in FDIC-insured money market accounts and pays interest on these balances. The Bank pays E*TRADE Clearing a fee based on the average SDA balances at a negotiated rate that approximates market, a portion of which is remitted to the Company in accordance with its Clearing Agreement.

The Company provides customer support services for deposit and banking products under agreements with the Bank.

Customer support services are provided to the Company under agreements with E*TRADE Information Services, LLC, an affiliated company.

As of December 31, 2011, Citadel was one of the Parent's largest stockholders. During the year ended December 31, 2011, the Company routed a portion of its customer equity orders in exchange-listed options and Regulation NMS Securities to an affiliate of Citadel for order handling and execution at current market rates.

The Company routes customer equity securities orders to a number of market makers and market centers for execution, including E*TRADE Capital Markets LLC, an affiliated company, and Citadel, for which the Company earned revenue.

6. INCOME TAXES

The Company is classified as an association taxable as a corporation for federal and state income tax purposes. Thus, the Company must accrue and pay federal and state taxes based on its income.

At December 31, 2011, the unrecognized tax benefit was $1.9 million. There were no changes during the year. At December 31, 2011, no amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax in future periods.

The Company is included in the consolidated federal income tax return of the Parent pursuant to a tax sharing agreement. It also files tax returns in multiple states. The following table summarizes the tax years that are either currently under examination or remain open under the statute of limitations and subject to examination by the major tax jurisdictions in which the Company operates:

Jurisdiction	Open Tax Year
United States	2004 – 2011
Various states(1)	2005 – 2011

(1) Includes California, Georgia, Illinois, New Jersey, New York and Virginia.

It is possible that certain examinations may be settled or the statute of limitations could expire with regards to other tax filings, in the next 12 months. In addition, proposed legislation could favorably impact certain of the Company's unrecognized tax benefits. Such events would generally reduce the Company's unrecognized tax benefits, either because the tax positions are sustained or because the Company agrees to the disallowance. It is unlikely that the amount of unrecognized tax benefits will increase or decrease significantly over the next 12 months.

The Company's practice is to recognize interest and penalties, if any, related to income tax matters. The Company has total gross reserves for interest and penalties of $0.4 million as of December 31, 2011.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and the carryforwards that created the deferred tax assets and liabilities (included in deferred tax liabilities, net in the statement of financial condition) are as follows (in thousands):

Deferred tax assets:	
Reserves and allowances	$ 9,864
Deferred compensation	6,495
Restructuring reserve	2,771
Other	511
Total deferred tax assets	19,641
Deferred tax liabilities:	
Basis difference in investments	(411)
Goodwill amortization	(258,638)
Acquired intangibles	(2,893)
Total deferred tax liabilities	(261,942)
Deferred tax liabilities, net	$ (242,301)

The Company did not provide for a valuation allowance against its deferred tax assets as it is more likely than not all of the deferred tax assets will be realized.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2011, the Company had net capital of $145.4 million which was $145.2 million in excess of its required net capital of $250,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its Parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

The Company has entered into an agreement with E*TRADE Clearing that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of an introducing broker ("PAIB") and to permit the correspondent to use PAIB in its capital computations. At December 31, 2011, the balance at the clearing broker was $5.1 million, which is recorded in other assets on the statement of financial condition.

8. COMMITMENTS, CONTINGENCIES AND OTHER REGULATORY MATTERS

The securities industry is subject to extensive regulation under federal, state and applicable international laws. From time to time, the Company has been threatened with or named as a defendant in, lawsuits, arbitrations and administrative claims involving securities, banking and other matters. The Company is also subject to periodic regulatory audits and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA or FDIC by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers or disciplinary action being taken against the

Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the Company's financial position.

Litigation Matters

On April 2, 2008, a class action complaint alleging violations of the federal securities laws was filed by John W. Oughtred on his own behalf and on behalf of all others similarly situated in the United States District Court for the Southern District of New York against the Company. Plaintiff contends, among other things, that the Company committed various sales practice violations in the sale of certain auction rate securities to investors between April 2, 2003, and February 13, 2008 by allegedly misrepresenting that these securities were highly liquid and safe investments for short term investing. On December 18, 2008, plaintiffs filed their first amended class action complaint. Defendants filed their pending motion to dismiss plaintiffs' amended complaint on February 5, 2009, and briefing on defendants' motion to dismiss was completed on April 15, 2009. Plaintiffs seek to recover damages in an amount to be proven at trial, or, in the alternative, rescission of auction rate securities purchases, plus interest and attorneys' fees and costs. On March 18, 2010, the District Court dismissed the complaint without prejudice. On April 22, 2010, Plaintiffs amended their complaint. The Company has moved to dismiss the amended complaint. By an Order dated March 31, 2011, the Court granted the Company's motion and dismissed the action with prejudice. On May 2, 2011, Plaintiffs filed a Notice of Appeal to the U.S. Court of Appeals for the Second Circuit. Plaintiffs filed their brief on August 12, 2011. The Company's responsive brief was filed October 26, 2011. Plaintiffs' reply brief was filed on November 21, 2011. Oral argument has not yet been scheduled.

On February 3, 2010, a class action complaint was filed in the United States District Court for the Northern District of California against the Company by Joseph Roling on his own behalf and on behalf of all others similarly situated. The lead plaintiff alleges that the Company unlawfully charged and collected certain account activity fees from its customers. Claimant, on behalf of himself and the putative class, asserts breach of contract, unjust enrichment and violation of California Civil Code Section 1671 and seeks equitable and injunctive relief for alleged illegal, unfair and fraudulent practices under California's Unfair Competition Law, California Business and Professional Code Section 17200 et seq. The plaintiff seeks, among other things, certification of the class action on behalf of alleged similarly situated plaintiffs, unspecified damages and restitution of amounts allegedly wrongfully collected by the Company, attorneys' fees and expenses and injunctive relief. The Company moved to transfer venue on the case to the Southern District of New York; that motion was denied. The Court granted the Company's motion to dismiss in part and denied the motion to dismiss in part. The Court bifurcated discovery to permit initial discovery on individual claims and class certification. Following preliminary discovery, Plaintiffs moved to amend their verified complaint for a second time, to assert new allegations and to add a new plaintiff. The Company filed its opposition to this motion on December 27, 2011. The Company intends to vigorously defend itself against the claims raised in this action.

On May 16, 2011, Droplets Inc., the holder of two patents pertaining to user interface servers, filed a complaint in the U.S. District Court for the Eastern District of Texas against the Company, E*TRADE Financial Corporation, E*TRADE Bank N.A. and multiple other unaffiliated financial services firms. Plaintiff contends that the defendants engaged in patent infringement under federal law. Plaintiff seeks unspecified damages and an injunction against future infringements, plus royalties, costs, interest and attorneys' fees. On September 30, 2011, the Company and several co-defendants filed a motion to transfer the case to the Southern District of New York. Venue discovery occurred throughout December 2011. On January 1, 2012, a new judge was assigned to the case. The Company will defend itself vigorously in this matter.

Regulatory Matters

Beginning in approximately August 2008, representatives of various states attorneys general and FINRA initiated inquiries regarding the purchase of auction rate securities by the Company's customers. On February 9, 2011, the Company received a "Wells Notice" from FINRA Staff stating that they have made a preliminary determination to recommend that disciplinary action be brought against the Company for alleged violations of certain FINRA rules in connection with the purchases of auction rate securities by customers of the Company. The Company is cooperating with these inquiries and has submitted a Wells response to FINRA setting forth the bases for the Company's belief that disciplinary action is not warranted.

On January 19, 2010, the North Carolina Securities Division filed an administrative petition before the North Carolina Secretary of State against the Company seeking to revoke the North Carolina securities dealer registration of the Company or, alternatively, to suspend that registration until all North Carolina residents are made whole for their investments in auction rate securities purchased through the Company. On March 8, 2011, the Company, without admitting or denying the underlying allegations, findings or conclusions, resolved the North Carolina administrative action by entering into a consent order ("North Carolina Order") pursuant to which the Company agreed to pay a $25,000 civil penalty and to reimburse the North Carolina Securities Division's investigative costs of $400,000. The Company also agreed to various undertakings set forth in the North Carolina Order, including additional internal training on fixed income products and the retention of an independent consultant to review the Company's policies and procedures related to the approval and sale of fixed income products. As of December 31, 2011, no existing North Carolina customers held any auction rate securities.

On July 21, 2010, the Colorado Division of Securities filed an administrative complaint in the Colorado Office of Administrative Courts against the Company based upon purchases of auction rate securities through the Company by Colorado residents. On October 19, 2011, the Company and the Colorado Division of Securities reached an agreement in principle to settle the Colorado proceeding whereby the Company will offer to purchase auction rate securities held by Colorado customers who found themselves unable to sell their securities after those securities had been frozen in the broader auction rate securities market. The agreement in principle also included an agreement with the North American Securities Administrators Association ("NASAA") whereby the Company will offer to purchase auction rate securities purchased through the Company on a nationwide basis and pay a $5 million penalty to be allocated among 48 states and the District of Columbia, Puerto Rico and the Virgin Islands but exclusive of North Carolina and South Carolina with whom the Company previously had reached separate settlements. Under the agreement in principle each state will receive their allocated share of the $5 million penalty pursuant to administrative consent cease and desist orders to be entered into by each state. A Consent Order memorializing the agreement in principle as it related to Colorado customers was entered by the Colorado Securities Commissioner on November 16, 2011, and amended on November 23, 2011, whereby the Company, without admitting or denying the underlying allegations, agreed to pay an administrative penalty to Colorado of $84,202, which amount constituted Colorado's share of the total NASAA state settlement amount of $5 million, and to reimburse the Colorado Division of Securities' costs associated with the administrative action in the amount of $596,580. Under the terms of the Consent Order, the Company will offer to purchase (or offer to arrange a third party to purchase), at par plus accrued and unpaid dividends and interest, from eligible investors nationwide their auction rate securities purchased through the Company, or through an entity acquired by the Company on or before February 13, 2008, if such auction rate securities have failed at auction at least once since February 13, 2008 ("the Purchase Offer"). The Company also agreed to identify eligible investors who purchased auction rate securities through the Company on or before February 13, 2008, and sold

those securities below par between February 13, 2008, and November 16, 2011, and to reimburse those sellers the difference between par value and the actual sales price plus reasonable interest. The Company agreed to hold open the Purchase Offer until May 15, 2012, and to various other undertakings set forth in the Consent Order, including the establishment of a dedicated toll-free telephone assistance line and website to provide information and to respond to questions regarding the Consent Order. As of December 31, 2011, the total amount of auction rate securities held by Colorado customers was approximately $1.2 million and the total amount of auction rate securities held by the Company's customers nationwide (including Colorado customers) was $61.3 million. The Company recorded a reserve of $48 million in legal and regulatory matters in the statement of operations. The reserve represented the Company's estimate of the current fair value relative to par value of auction rate securities held by the Company customers, as well as former customers who purchased auction rate securities through the Company and are covered by the Consent Order. The agreement includes the resolution of all material individual auction rate securities arbitrations and litigations. The reserve also includes penalties and other estimated settlement costs.

On August 24, 2010, the South Carolina Securities Division filed an administrative complaint before the Securities Commissioner of South Carolina against the Company based upon purchases of auction rate securities through the Company by South Carolina residents. The complaint sought to suspend the South Carolina broker-dealer license of the Company until South Carolina customers who purchased auction rate securities through the Company and who wished to liquidate those positions were able to do so, and sought a fine not to exceed $10,000 for each potential violation of South Carolina statutes or rules. On March 25, 2011, the Company, without admitting or denying the underlying allegations, findings or conclusions, resolved the South Carolina administrative action by entering into a consent order, pursuant to which the Company agreed to pay a $10,000 civil penalty and to reimburse the South Carolina Securities Division's investigative costs of $2,500. As of December 31, 2011, no existing South Carolina customers held any auction rate securities.

Reserves

For all legal and regulatory matters, reserves are established in accordance with the loss contingencies accounting guidance. Once established, reserves are adjusted based on available information when an event occurs requiring an adjustment.

Guarantees

The Company has provided a guarantee to E*TRADE Clearing. Under the agreement, the Company has agreed to indemnify E*TRADE Clearing for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable and the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through E*TRADE Clearing. The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with E*TRADE Clearing. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to E*TRADE Clearing, the Company may be required to reimburse E*TRADE Clearing for losses on these obligations. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

The Company is also engaged in various activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the creditworthiness of each counterparty.

* * * * *

E*TRADE SECURITIES LLC

SCHEDULE (g)

COMPUTATION OF NET CAPITAL (ALTERNATIVE METHOD) FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011
(In thousands)

COMPUTATION OF NET CAPITAL

MEMBER'S EQUITY	$ 1,885,855
NON-ALLOWABLE ASSETS:	
Receivables from Parent and affiliated companies	856
Goodwill and other intangibles, net	1,619,000
Internally developed software, net	85,331
Deferred tax asset	16,337
Other assets	9,065
Total non-allowable assets	1,730,589
OTHER CAPITAL CHARGES:	
Charge on fidelity bond deductible	4,970
Unsecured accounts	251
Total other capital charges	5,221
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	150,045
HAIRCUTS ON SECURITIES POSITIONS	4,622
NET CAPITAL	$ 145,423

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (The greater of $250,000 or 2% of aggregate debit items as shown in the formula for reserve requirements pursuant to Rule 15c3-3)	$ 250
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 145,173
NET CAPITAL IN EXCESS OF 5% OF COMBINED AGGREGATE DEBIT ITEMS OR $300,000	$ 145,123

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited FOCUS Report, Part II, as of December 31, 2011, which was filed on January 26, 2012. Therefore, no reconciliation of the two computations is deemed necessary.

E*TRADE SECURITIES LLC

SCHEDULE (h)

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule.

E*TRADE SECURITIES LLC

SCHEDULE (i)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

The Company does not take possession or control of securities for customers, and therefore, is exempt from the possession or control requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

E*TRADE SECURITIES LLC

SCHEDULE (o) & (p)

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS PURSUANT TO THE COMMODITY EXCHANGE ACT
DECEMBER 31, 2011

The Company does not carry any customer's regulated commodity futures, foreign futures, or foreign option accounts. Therefore, the Company has no reporting requirement.

Deloitte.

Deloitte LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 27, 2012

To the Board of Directors and Member of
E*TRADE Securities LLC
New York, New York

In planning and performing our audit of the financial statements of E*TRADE Securities LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect, wholly owned subsidiary of E*TRADE Financial Corporation as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America. We considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is registered as an introducing broker with the CFTC and does not execute any commodity customer transactions, our study did not include tests related to (a) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations and (b) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those

practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu